NO ACT

PE
1-27-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10010653

February 22, 2010

Jennifer L. Vogel
Senior Vice President, General Counsel,
Secretary and Chief Compliance Officer
Continental Airlines, Inc.
19th Floor HQSEO
1600 Smith Street
Houston, TX 77002

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2010

Re: Continental Airlines, Inc.
Incoming letter dated January 27, 2010

Dear Ms. Vogel:

This is in response to your letter dated January 27, 2010 concerning the shareholder proposal submitted to Continental by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 22, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Continental Airlines, Inc.
Incoming letter dated January 27, 2010

The proposal relates to special meetings.

There appears to be some basis for your view that Continental may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Continental's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Continental omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Continental Airlines

Jennifer L. Vogel
Senior Vice President
General Counsel, Secretary and
Chief Compliance Officer

19th Floor HQSEO
1600 Smith Street
Houston TX 77002
Tel 713 324 5207
Fax 713 324 1230
continental.com

January 27, 2010

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Shareholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Continental Airlines, Inc. ("Continental") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As discussed below, Continental received a shareholder proposal and statement of support thereof (the "Proposal") from Mr. John Chevedden (the "Proponent") for inclusion in Continental's proxy statement for its 2010 annual meeting of stockholders (the "2010 Annual Meeting").

Continental hereby requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if Continental excludes the Proposal from its proxy materials for the 2010 Annual Meeting for the reasons discussed below.

GENERAL

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, we have:

1. filed this letter with the Commission no later than eighty (80) calendar days before Continental intends to file with the Commission its definitive proxy statement and related materials with respect to the 2010 Annual Meeting; and

2. enclosed with this letter a copy of the Proposal.

As this letter is being submitted electronically pursuant to Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are not enclosing six additional copies ordinarily required by Rule 14a-8(j).

A copy of this letter is also being sent to the Proponent as notice of Continental's intent to omit the Proposal from Continental's proxy materials for the 2010 Annual Meeting. The date for the 2010 Annual Meeting has not yet been set by Continental's board of directors.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Continental pursuant to Rule 14a-8(k).

SUMMARY OF THE PROPOSAL & RELATED CORRESPONDENCE

On December 30, 2009, Continental received a submission from the Proponent containing the Proposal for inclusion in Continental's proxy materials for the 2010 Annual Meeting, a copy of which is attached as Exhibit A hereto. The Proposal requests that the following resolution be presented to Continental's stockholders at the 2010 Annual Meeting:

"RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting."

REASONS FOR EXCLUSION OF PROPOSAL

Continental believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(b) and Rule 14a-8(f) for the reasons described herein below.

1. Continental May Omit the Proposal Pursuant to Rules 14a-8(b) and 14a-8(f) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

Rule 14a-8(b)(1) provides, in part, that to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the company's equity securities entitled to vote on the proposal for at least one year as of the date the proposal is submitted. Rule 14a-8(b)(2) provides that, if a stockholder does not appear in the company's records as a registered holder of the requisite number or value of the company's securities, the stockholder may verify its ownership by providing a written statement from the record holder of the securities or by submitting a copy of a Schedule 13D, Schedule 13G, Form 4 or Form 5 that evidences the stockholder's ownership.

Rule 14a-8(f) permits a company to exclude a proposal from its proxy materials if: the proponent does not satisfy the eligibility requirements set forth in Rule 14a-8(b), the company notifies the proponent of the deficiency within 14 days of receiving the proposal and the proponent does not send to the company a response to correct the deficiency within 14 days of receipt of the company's deficiency notice. As described below, each of these requirements has been satisfied here.

Continental received the Proposal on December 30, 2009. The submission did not contain any documentation evidencing the Proponent's ownership of Continental common stock. Following receipt of the Proposal, Continental confirmed that the Proponent did not appear in the records of Continental's transfer agent as a registered holder of Continental common stock. On January 5, 2010, the sixth calendar day after receipt of the Proposal, Continental notified the Proponent, in a letter sent via electronic mail to FISMA & OMB Memorandum M-07-16 (attached as Exhibit B hereto), of the eligibility deficiency. Continental's letter notified the Proponent of the eligibility requirements of Rule 14a-8(b), informed the Proponent that he could remedy the defect by providing Continental proof of ownership of a sufficient number of shares of Continental's common stock and informed the Proponent that he must provide this proof of ownership to Continental within 14 days of receipt of the letter.

On January 5, 2010, the Proponent forwarded to Continental via electronic mail and facsimile a copy of a letter from a broker, attached as Exhibit C hereto, purporting to verify that the Proponent "continuously owned no less than 100.000 shares" of Continental common stock since January 1, 2008.

Using the Commission's valuation guidelines established in Staff Legal Bulletin No. 14, and assuming, based on the broker's letter referenced above, that the Proponent beneficially held 100 shares of Continental common stock since January 1, 2008, Continental determined that the Proponent's shares have a market value of no more than $1,875.[1] Also on January 5, 2010, Continental notified the Proponent, in a second letter sent via electronic mail to *** FISMA & OMB Memorandum M-07-16 (attached as Exhibit D hereto), that his ownership of 100 shares of Continental common stock did not satisfy the eligibility requirements set forth in Rule 14a-8(b)(1). Continental's second letter to the Proponent also (1) requested further evidence of the Proponent's ownership of a sufficient number of shares of Continental common stock to satisfy such eligibility requirements and (2) reiterated that the Proponent must provide this proof of ownership to Continental within 14 days of receipt of the initial letter. To date, the Proponent has not replied with proof of ownership of any additional shares of Continental common stock.

As a result, the Proponent has failed to demonstrate the he held at least $2,000 in market value, or 1%, of the outstanding common stock of Continental for a period of at least one year prior to his submission of the Proposal on December 30, 2009 and, therefore, the Proponent has

---

[1] Staff Legal Bulletin No. 14 specifies that, for companies listed on the New York Stock Exchange, the market value of securities under Rule 14a-8(b) is the product of the number of shares owned by the proponent multiplied by the highest selling price of the company's stock (as reported on the NYSE) on any date within 60 calendar days before the date the proponent submitted the proposal. The highest selling price of the Company's common stock during the 60 calendar days before December 30, 2009 (*i.e.*, the date the Proponent submitted his Proposal) was $18.75 (which selling price occurred on December 24, 2009).

failed to demonstrate his eligibility to submit a shareholder proposal to Continental under Rule 14a-8.

Staff Legal Bulletin No. 14 places the burden of proving these ownership requirements on the Proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." The Staff has consistently granted no action relief with respect to the omission of a proposal when, as here, a proponent has failed to supply documentary support regarding the ownership requirements within the prescribed time period after receipt of a notice pursuant to Rule 14a-8(f). See *Unocal Corporation* (avail. February 25, 1997), *Motorola, Inc.* (avail. September 28, 2001), *Actuant Corporation* (avail. October 16, 2001), *H.J. Heinz Co.* (avail. May 23, 2006), *Yahoo! Inc.* (avail. March 29, 2007), *IDACORP, Inc.* (avail. March 5, 2008) and *Wendy's/Arby's Group, Inc.* (avail. March 19, 2009).

CONCLUSION

On the basis of the foregoing, Continental respectfully requests the concurrence of the Staff that the Proposal may be excluded from Continental's proxy materials for the 2010 Annual Meeting.

Continental also requests that the Staff deliver by facsimile its response to this letter. For this purpose, please direct such response to the undersigned at 713.324.1230. Continental undertakes to forward promptly the response to the Proponent.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 713.324.5207.

Very truly yours,



Jennifer L. Vogel
Senior Vice President, General Counsel, Secretary
and Chief Compliance Officer

Enclosures

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Larry Kellner
Chairman, CEO
Continental Airlines, Inc. (CAL)
1600 Smith Street
Houston, TX 77002

Rule 14a-8 Proposal

Dear Mr. Kellner,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. I intend to hold all of my AMR stock until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden
Rule 14a-8 Proposal Proponent since 1996

December 30, 2009
Date

cc: Jennifer Vogel <Jennifer.Vogel@coair.com>
Corporate Secretary
PH: 713-324-5207
FX: 713-324-5161
FX: 713-324-7750
Gerald Clanton <Gerald.Clanton@coair.com>

[CAL: Rule 14a-8 Proposal, December 30, 2009]

3 [Number to be assigned by the company.] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that many small shareowners can be part of the above 10%-threshold. This also includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings to the fullest extent permitted by law.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. This proposal does not impact our board's current power to call a special meeting.

We gave 61%-support to a 2008 shareholder proposal on this same topic. This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). This proposal topic even won 55%-support at Time Warner (TWX) in 2009 after TWX already adopted a 25%-threshold for shareowners to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay. Our CEO Lawrence Kellner's non-equity incentive pay ($3.3M) was over 4.6-times his base salary ($713k). Additionally, Mr. Kellner's total annual pay ($4M) and total realized pay ($9.8M) exceeded the 63rd percentile for similarly sized companies, and his shares to base salary ratio was notably low.

These levels of remuneration raised concern that executive pay practices were not be well-aligned with shareholder interests. Our company's long-term executive pay measures appeared geared more towards short term growth than sustained performance.

Ronald Woodard was designated a "Flagged (Problem) Director" by The Corporate Library due to his involvement with the bankruptcy of Atlas Air Worldwide Holdings. Nonetheless Mr. Woodard was assigned to our nomination and executive pay committees.

Mr. Karen Williams received a dismal 46% in withheld votes and each of our directors received more than 12% in withheld votes compared to the corporate average of 5%. Lawrence Kellner owed zero stock and three other directors owned only 1,000 shares each – confidence concern.

We did not have cumulative voting, an independent board chairman, a lead director or an opportunity to vote on executive pay.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Clanton, Jerry

From: Clanton, Jerry
Sent: Tuesday, January 05, 2010 11:27 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Vogel, Jennifer
Subject: RE: Rule 14a-8 Proposal (CAL)

Dear Mr. Chevedden:

We have received your letter dated December 30, 2009, in which you submitted a shareholder proposal for inclusion in the proxy materials of Continental Airlines, Inc. (the "Company") for the 2010 annual meeting of stockholders. The proposal requests that the Company's board of directors take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the Company's bylaws and each appropriate governing document to give holders of 10% of the Company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareholder meeting.

Rule 14a-8 of the Rules and Regulations of the U.S. Securities and Exchange Commission governs the eligibility of a shareholder proposal for inclusion in the Company's proxy statement, as well as the procedures for making a proper request and the bases on which the Company may omit a shareholder proposal from its proxy statement. In addition to the requirements of Rule 14a-8 governing inclusion of proposals in our proxy materials, the Company's bylaws contain requirements applicable to all stockholders who wish to present a proposal at an annual meeting, which are described in the proxy statement issued in connection with the 2009 annual meeting. For your convenience, copies of Rule 14a-8 and of the relevant language in our 2009 proxy statement are enclosed herewith.

We have reviewed your request in light of Rule 14a-8. As described below, your letter of December 30, 2009 does not demonstrate your eligibility to include a proposal in our proxy statement. In order to be eligible to include your proposal in the Company's proxy statement, Rule 14a-8(b) requires that you must have continuously owned at least $2,000 in market value of the Company's voting securities for at least one year prior to December 30, 2009 and that you continue to hold such securities through the date of the 2010 annual meeting. According to our transfer agent and registrar, none of the Company's securities are currently owned in your name. As a result, you are required to prove your eligibility to include a proposal, which you may do by providing a written statement of the record holder of your securities verifying that, at December 30, 2009, you had continuously held the required securities for at least one year.

Your response providing the revised proposal and the verification of your eligibility must be post-marked or transmitted electronically to us no later than 14 calendar days after the date you receive this message. Once you have properly established your eligibility and complied with the procedures set forth above and in the Company's bylaws, we will further evaluate your proposal.

Please send any future correspondence relating to your shareholder proposal, including the verification of your eligibility, to my attention. My contact information is set forth below for your convenience.

Thank you for your interest in Continental Airlines.

Jerry Clanton
Senior Attorney - Corporate
Continental Airlines, Inc.
15th Floor, Dept. HQSLG
1600 Smith Street

Houston, Texas 77002
713.324.6911 (office)
713.324.5160 or 5161 (fax)
gerald.clanton@coair.com




Excerpt from 2009SEC Proxy Stmt.P... Rule14a-8.pdf

-----Original Message-----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 30, 2009 8:27 PM
To: Vogel, Jennifer; Clanton, Jerry
Subject: Rule 14a-8 Proposal (CAL)

Dear Ms. Vogel,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

OTHER MATTERS

We have not received notice as required under our bylaws of any other matters to be proposed at the meeting. Consequently, we expect that the only matters to be acted on at the meeting are those indicated on the Meeting Notice, along with any necessary procedural matters related to the meeting. As to procedural matters, or any other matters that are determined to be properly brought before the meeting calling for a vote of the stockholders, the proxies received will be voted on those matters in accordance with the discretion of the persons named as proxies in the form of proxy card and identified in "Proposal 1 — Election of Directors" above, unless otherwise directed. If any stockholder proposal that was excluded from this proxy statement is properly brought before the meeting, it is the intention of such persons named as proxies to vote the proxies received ***against*** such proposal.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and Section 16 Officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Such persons are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2008, all of our directors, Section 16 Officers and greater than ten percent beneficial stockholders were in compliance with applicable Section 16(a) filing requirements.

2010 Annual Meeting

Our bylaws require that nominations of persons for election to the board or the proposal of business to be considered by the stockholders at an annual meeting of stockholders must be included in the company's notice of the meeting, proposed by or at the direction of our board or proposed by a stockholder. Any stockholder who wants to present a proposal at the 2010 annual meeting of stockholders, pursuant to our bylaws and the Exchange Act, must either (1) submit the proposal in writing to the Secretary of the company no later than December 30, 2009 in accordance with the requirements of Rule 14a-8 under the Exchange Act or (2) submit a timely written notice with respect to the proposal. Any proposal properly made by a stockholder in accordance with Rule 14a-8 that is not subject to exclusion under such rule on eligibility, procedural or substantive grounds, which we refer to as a "Rule 14a-8 Proposal," will be set forth in the proxy statement and form of proxy distributed in conjunction with the 2010 annual meeting of stockholders.

For the notice of a proposal (other than a Rule 14a-8 Proposal) to be timely for the 2010 annual meeting of stockholders, such stockholder notice must be delivered to, or mailed and received by, the Secretary of the company at our principal executive offices not less than 90 days and not more than 120 days prior to June 10, 2010. However, if the 2010 annual meeting of stockholders is advanced by more than 30 days, or delayed by more than 60 days, from June 10, 2010, then the notice must be delivered not later than the close of business on the later of (a) the ninetieth day prior to the 2010 annual meeting or (b) the tenth day following the day on which public announcement of the date of the 2010 annual meeting is first made. The stockholder's notice of a proposal (other than a Rule 14a-8 Proposal) must contain and be accompanied by certain information as specified in our bylaws.

We may exclude from consideration at the meeting any proposal from a stockholder to the extent that the proposal was not properly made in accordance with Rule 14a-8 and we did not receive the timely written notice with respect to such proposal as described above.

We recommend that any stockholder desiring to make a nomination or submit a proposal for consideration review a copy of our bylaws, which may be obtained in the "Investor Relations" section of our internet website under the "Corporate Governance" link at *www.continental.com* or without charge from the Secretary of the company upon written request addressed to the Secretary at Continental Airlines, Inc., P.O. Box 4607, Houston, Texas 77210-4607.

EXHIBIT C

Clanton, Jerry

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 05, 2010 1:04 PM
To: Clanton, Jerry; Vogel, Jennifer
Subject: Rule 14a-8 Broker Letter-(CAL)
Attachments: CCE00001.pdf

Mr. Clanton, Thank you for the rule 14a-8 proposal acknowledgement. Please see the attached broker letter. Please advise on January 6, 2010 whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden



National Financial Services, LLC
Operations and Services Group

500 Salem Street OS2S, Smithfield, RI 02917

Post-it® Fax Note 7671	Date 1-5-10	# of pages ▶
To Gerald Clanton	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 713-324-5160	Fax #	

December 30, 2009

John R. Chevedden
Via facsimile to *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 100.000 shares in each of the following securities since January 1, 2008:

Position	CUSIP	Position	CUSIP
AMR Corp.	001765106	Pep Boys Manny Moe & Jack*	713278109
Continental Airlines Inc.	210795308	Priceline.Com. Inc.	741503403
Northrop Grumman Corp.	666807102	Raytheon Co.	755111507

*Mr. Chevedden has continuously owned at least 150.000 shares of this company since January 1, 2008

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,



George Stasinopoulos
Client Services Specialist

Our File: W480480-29DEC09

EXHIBIT D

Clanton, Jerry

From: Clanton, Jerry
Sent: Tuesday, January 05, 2010 3:31 PM
To: John Chevedden*** FISMA & OMB Memorandum M-07-16 ***
Cc: Vogel, Jennifer
Subject: RE: Rule 14a-8 Broker Letter-(CAL)
Attachments: CCE00001.pdf; Excerpt - Staff Legal Bulletin 14.pdf

Dear Mr. Chevedden:

Thank you for your response. I have reviewed the letter provided by Fidelity Investments, which confirms that you have continuously owned no less than 100.000 shares of Continental Class B common stock since January 1, 2008. However, in order to be eligible to include your proposal in the Company's proxy statement, Rule 14a-8(b) requires that you must have continuously owned at least $2,000 in market value of the Company's voting securities for at least one year prior to December 30, 2009. As explained in the attached excerpt from the SEC Staff Legal Bulletin 14, the market value of your holdings is calculated by multiplying the number of securities you held for the one-year period by the highest *selling* price during the 60 calendar days before the date that you submitted your proposal. Based on the highest selling price of Continental common stock during the 60 calendar day period ending December 30, 2009 (*i.e.*, a price of $18.75 on December 24, 2009), an investment of 100 shares would have a market value of less than $2,000 for purposes of Rule 14a-8(b). As a result, you are required to provide additional evidence of your holdings of Continental common stock in order to confirm your eligibility to submit a proposal for inclusion in Continental's proxy statement for its 2010 annual stockholders meeting.

Your response providing the verification of your eligibility must be post-marked or transmitted electronically to us no later than 14 calendar days after the date you receive this message. Once you have properly established your eligibility and complied with the procedures set forth above and in Continental's bylaws, we will further evaluate your proposal.

Best regards,

Jerry Clanton
Senior Attorney - Corporate
Continental Airlines, Inc.
15th Floor, Dept. HQSLG
1600 Smith Street
Houston, Texas 77002
713.324.6911 (office)
713.324.5160 or 5161 (fax)
gerald.clanton@coair.com

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 05, 2010 1:04 PM
To: Clanton, Jerry; Vogel, Jennifer
Subject: Rule 14a-8 Broker Letter-(CAL)

Mr. Clanton, Thank you for the rule 14a-8 proposal acknowledgement. Please see the attached broker letter. Please advise on January 6, 2010 whether there are now any rule 14a-8 open items.

Sincerely,
John Chevedden



National Financial Services, LLC
Operations and Services Group

500 Salem Street OS2S, Smithfield, RI 02917

Post-it® Fax Note 7671	Date 1-5-10	# of pages ▶
To Gerald Clanton	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 713-324-5160	Fax #	

December 30, 2009

John R. Chevedden
Via facsimile to *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 100.000 shares in each of the following securities since January 1, 2008:

Position	CUSIP	Position	CUSIP
AMR Corp.	001765106	Pep Boys Manny Moe & Jack*	713278109
Continental Airlines Inc.	210795308	Priceline.Com. Inc.	741503403
Northrop Grumman Corp.	666807102	Raytheon Co.	755111507

*Mr. Chevedden has continuously owned at least 150.000 shares of this company since January 1, 2008

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,



George Stasinopoulos
Client Services Specialist

Our File: W480480-29DEC09

C. Questions regarding the eligibility and procedural requirements of the rule.

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. **To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.**

a. How do you calculate the market value of the shareholder's securities?

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.